Via Edgar

March 25, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Peggy Fisher, Esq. Celia Coehner, Esq. Dennis Hult Jeffrey Jaramillo

Re:	Hypersolar, Inc. (the “Company”) Registration Statement on Form S-1 Filed February 5, 2010 File No. 333-164708

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated March 4, 2010 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of Hypersolar, Inc. (“Hypersolar” or the "Company").  The Company’s responses are set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Overview, page 6

1.
Please expand to describe the current status of your research and development activities. For example, it appears that you have not yet developed a working prototype that supports your statements regarding the technology, including that it "allows solar cells to product multiple times more power" and will allow "solar manufacturers [to] use significantly fewer solar cells in the production of solar panels...." Please revise the disclosure here and on pages 18 and 21 accordingly.

Response:  The Company has revised the disclosure on pages 6, 18 and 21 to expand its discussion of its research and development activities and to disclose that it has not completed a working prototype of its technology.

Organizational History, page 6

2.
Reconcile the disclosure here regarding the total number of shares currently outstanding with the combined total of (1) the number of shares outstanding at December 31, 2009, as reflected in your financials, and (2) the number issued in January 2010, as noted on page 14.

Response:  The number of shares issues and outstanding as of 12/31/09 as reflected in the Company’s financial reflect 121,378,100. This number includes subscriptions received from investors in the offering which commenced in September, 2009 (after the implementation of the forward split by the Company) and closed in January 2010. Pursuant to the terms of the private placement, funds received from investors were immediately deposited into the Company’s account. Therefore the 121,378,100 outstanding as of 12/31/09 as reflected in the Company’s financials include subscriptions received by the Company through 12/31/09. The disclosure on page 14, reflects the total number of subscriptions accepted by the Company when the offering was completed in January 2010.

The Offering, page7

3.	Expand to state the per share purchase price for the common stock that is currently outstanding.

Response: The Company has revised to reflect the average per share purchase price of the common stock that is currently outstanding is $.010226, calculated as follows:

Date	Number of Shares	Purchase Price Per Share
April 2009*	21,000,000	$0.00005
April 2009*	92,526,600	$0.000075
January 2010	11,321,600	$0.10
January 2010	1,367,800	$0.10
January 2010	153,000	$0.10

* Represents the number of shares on a post 20 for 1 forward stock split implemented on September 11,2009

Risk Factors, pages

4.	Please include a separate risk factor to highlight and quantify the total percentage of voting control that is held by your officers, directors, and affiliates.

Response: The Company has revised to include a risk factor. Please see page 12 of the Registration Statement.

5.
Please disclose in a risk factor caption that the audit report prepared by your independent auditor regarding your financial condition includes a statement that raises serious doubt about your ability to continue as a going concern.

Response: The Company has revised to include a risk factor regarding the inclusion of a going concern. Please see page 12 of the Registration Statement.

6.	Please add a risk factor to describe the potential dilutive and anti-takeover effects that exist in view of the large amount of authorized but unissued common stock and blank check preferred stock.

Response: The Company has revised to include a risk factor. Please see page 13 of the Registration Statement.

7.
We note that certain risk factors present a broad risk that could be applicable to any issuer or offering, For example, the second risk factor on page 9 states generally that your revenues are dependent on market acceptance of your product without specifying how or why you may face particular difficulty in this regard. Please revise the generic risks to explain what the specific risks are to you.

Response: The Company has revised the risk factors to  describe the specific risks applicable to the Company. The Company has revised to be more specific as to the possible reasons for lack of customer acceptance.  Please see page 8 of the Registration statement.

Risks Related to our Business and Industry… page 8

We will need additional financing to execute our business plan ....page 8

8.
Please expand to include the dollar amount of additional capital that you believe you will need in order to fund your projected operations over the next twelve months. Also expand to describe the current status of the capital markets related to the renewable energy industry and how it may affect your ability to obtain financing.

Response:  The Company has revised to clarify that its current cash balance will be sufficient to fund its operations for the next 12 months as it develops a prototype of its technology. Please see page 8 of the Registration Statement.

The reduction or elimination of government subsidies and economic incentives…page 9

9.
Please expand to specify whether you currently receive any government subsidies and economic incentives. If you are aware of specific reductions in or eliminations of programs that may affect you now or in the future, please expand to discuss.

Response: The Company has revised to clarify the risk factor.  Please see page 9 of the Registration Statement.

Technological changes in the solar power industry…page 9

10.	Since you currently have no products, market share, or revenues, please revise the caption and risk factor accordingly.

Response: The Company has revised the risk factor. Please see page 9 of the Registration Statement.

The loss of strategic relationships used in the development of our products.., page 12

11.	Please revise to specify what "strategic relationships with technology development partners" you currently rely on to provide technology.

Response: The Company has revised to clarify that it does not currently rely on any strategic relationships to provide technology but may do so in the future.

Risks Relating to our Common Stock, page 12

Should our stock become listed on the OTC Bulletin Board... page 12

12.	Please remove references to becoming "listed" on the OTC Bulletin Board, which is not an issuer listing service.

Response: The Company has removed references to being “listed” on the OTC Bulletin Board. Please see page 13 of the Registration Statement.

13.	Please tell us whether and when you plan to register a class of your securities under the Exchange Act.

Response:  The Company does not have any immediate plans to register a class of its securities under the Exchange Act unless and until such time as it meets the requirements of Section 12 of the Exchange Act.

Our common stock may be subject to “penny stock" rules.... page 13

14.	Given the price at which your selling shareholders will offer their shares, it appears evident that you will be subject to the penny stock rules. Please revise the caption and disclosure to so state.

Response: The Company has revised the caption of the risk factor to disclose that it will be subject to the penny stock rules. Please see page 13 of the Registration Statement.

Use of Proceeds, -page 14

15.
It is unclear whether the form agreement that you have filed as exhibit 10.1 is the same form of subscription agreement used for all transactions disclosed in this section. Please advise, or file as exhibits any other subscription agreements.

Response: The Company is attaching as Exhibit 10.2 and 10.3. the subscription agreements used in the April 2009 offerings. Exhibit 10.1 is the form of subscription agreement used in the private placement offering that was completed in January 2010.

16.
Please file all agreements that you have with the consultant to whom you issued 1,367,800 shares in January 2010. Please also tell us whether the consultant has rendered all invoiced services. Expand the disclosure to describe the nature of the services rendered.

Response: The Company has revised to disclose that all invoiced services have been rendered and that such services were provided to the Company based upon an oral understanding between the parties. Please see page ___ of the Registration Statement. The Company has included disclosure on page II-1 to disclose that the services rendered by the consultant were pursuant to an oral understanding.

Transaction Being Registered in this Prospectus, page 14

17.
For each transaction, state the number of investors who participated in the private placement. Please also clarify the exemption from registration on which you relied for each transaction disclosed. We note in this regard your disclosure that you relied upon "Section 4(2) of the Act and/or Regulation D." Please also disclose the facts that you relied upon to make the determination that the selling shareholders acquired their shares in each transactions that was exempt from registration.

Response: The Company has revised in accordance with your comment. Please see page 14 of the Registration Statement.

Liquidity and Capital Resources, page 19

18.
Please expand to provide a discussion of liquidity and capital resources that addresses (i) the dollar of amount of financing you believe is required to continue your business for the next twelve months; (ii) the expected uses of that financing; and (iii) the expected sources of that financing. The disclosure should fully describe your specific plan to continue your business as a going concern and the potential consequences if you are not successful. For guidance, refer to Item 303 of Regulation S-K and Securities Act Release 33-8350 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Response:  The Company has revised in accordance with your comment. Please see page 20 of the Registration Statement.

Plan of Operation and Financing Needs, page 20

19.
We note from your disclosure on page F-3 that you incurred approximately $20,000 in selling and marketing expenses in the three months ended December 31, 2009. Please expand your disclosure in this section to address what selling and marketing you have undertaken thus far.

Response: The Company has revised in accordance with your comment. Please see page 20 of the Registration Statement.

20.
In effort to achieve clarity, please expand the description of your plan of operation to include a summary of your product research and development over the next twelve months. For example, explain whether you will be developing one, several, or all of the different photonic innovations described on page 22 for your demonstration prototype. Describe any expected purchase or sale of plant or significant equipment and any expected significant changes in the number of employees necessary to achieve development.

Response: The Company has revised the description of its plan of operation. Please see page 20 of the Registration Statement.

21.
Additionally, we note from your disclosure on page 22 that Nadir Dagli and Ronald Petkie are listed on the patent application as the inventors and the Company is listed as the assignee. In this regard, please explain to us and disclose in your filing what type of agreement was entered into between Dr. Dagli and Dr. Petkie (the "Inventors") and the Company, which assigned the technology, as describe on page 21 and 22, to the Company. Please disclose and provide us with a description of the nature and terms of this agreement, including a list of all the types of consideration, which has been paid or could potentially be paid by the Company to the Inventors. Also, please describe the timing and/or the triggering events of such payments

Response: The Company has revised to include a description of the terms of consulting agreements between the Company and each of Dr. Dagli and Dr. Petkie. Please see page 22 of the Registration Statement.

22.
Furthermore, we note from your disclosure on page 25 that Dr. Dagli is your Chief Scientific Advisor. In this regard, please explain to us the types of compensation arrangements you have with Dr. Dagli. As part of your response, please describe for us each type of compensation that has been paid or can potentially be paid to Mr. Dagli. Also, please describe the timing and/or the triggering events of such payments.

Response: The Company has revised to include a description of the compensation arrangements with Dr. Dagli. Please see page 22 of the Registration Statement.

Market Opportunity, page 21

23.	Clarify in the second paragraph that because your product is still being developed, there is no assurance that you can reduce manufacturing costs.

Response: The Company has revised to clarify. Please see page 21 of the Registration Statement.

Intellectual Property. page 22

24.	Please file as an exhibit any agreement entered into with the inventors with regard to the technology, and discuss the material terms here.

Response: The Company has included a description of the material terms of its agreements with Dr. Dagli and Dr. Petkie. The Consulting agreements are filed as Exhibits 10.6 and 10.7.

Competition, page 22

25.
Please expand your disclosure to address your competition in the micro-photonics market. Explain how your technology compares with that being developed by other companies to achieve the results you are seeing to achieve, including cost reduction and the concentration of sunlight onto solar cells to increase solar energy production. Identify the major competitors in this area and your relative competitive position.

Response: The Company has expanded the disclosure. Please see page 23 of the Registration Statement.

Directors, Executive Officers, Promoters and Control Persons, page 24

26.           Please explain the reason for the bracketed language at the top of page 24.

Response: The bracketed language at the top of page 24 was inadvertently included. The Company has removed this language.

27.	Please provide more specific disclosure with regard to Mr. Petkie's employment experience over the past five years. See Item 401(e) of Regulation S-K.

Response: The Company has revised the Dr. Petkie’s employment background. Please see page 24 of the Registration Statement.

Code of Ethics, page 26

28.           Revise to remove the reference to Regulation S-B and to cite the correct regulation.

Response: The Company has revised to remove the reference to Regulation S-B.

Executive Compensation, page 26

29.	Expand the footnote to explain how Mr. Young's compensation was determined. Disclose the date that the employment agreement was signed and when it became effective.

Response: The Company has revised the footnote to provide more disclosure regarding Mr. Young’s compensation.

30.	Please file as an exhibit the employment agreement with Mr. Young that is referenced in footnote (2) to the summary compensation table.

Response: The Company has included the employment agreement with Mr. Young as Exhibit 10.4 to the Registration Statement.

31.
Please tell us why you have not included Dr. Petkie in the summary compensation table. We note in this regard your disclosure at the bottom of page 26 that Dr. Petkie receives an annual salary of $120,000. Refer to Regulation S-K Item 402(m)(2).

Response: The Company has included Dr. Petkie in the summary compensation table.

Certain Relationships and Related Transactions, page 27

32.
Please reconcile your disclosure in this section with your disclosure on page F-8 that you issued a promissory note to an investor that totaled $154,533. Please also file the promissory note as an exhibit

Response: The Company has revised the Certain Relationships and Related Transactions disclosure to provide disclosure regarding promissory notes issued to one of its shareholders. The form of promissory notes that were issued is attached as Exhibit 10.9.

Plan of Distribution, page 28

33.
Please reconcile the second sentence under this section with your prospectus cover page, which states that selling stockholders will offer their shares, at $0.10 per share until such time as your common stock may be quoted on the OTC Bulletin Board, at which time the shares may be sold at prevailing market prices or privately negotiated prices.

Response: The Company has revised the Plan of Distribution to reconcile the conflicting statements.  Please see page 28 of the Registration Statement.

Financial Statements, page F-1

34.	Please update the financial statements when required by Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

Response: The Company notes the requirement regarding updating its financial statements. The Company’s auditors has furnished an updated consent to the amendment to the S-1.

35.	Please disclose in the notes to your audited financial statements the company's fiscal year end.

Response: The Company will disclose its fiscal year end in the notes to its financial statements.

Report of Independent Registered Public Accounting Firm, page F-9

36.
In future filings, please have your auditors refer to the company in their report, as a Development Stage Company and more clearly refer to the statements of operations, shareholders' equity (deficit), and cash flows for the period from inception February 18, 2009 through fiscal year end June 30, 2009.

Response: The Company has advised its auditors of your comment.

Item 15. Recent Sales of Unregistered Securities, page 1

37.
We note from your disclosure on page II-2 that you determined that all of the offerings and sales described in this section were exempt from Securities Act registration pursuant to Rule 506 of Regulation D and Section 4(2) of the Securities Act. We note further that you have filed only one Form D on January 27, 2010, which appears to reference only the January 2010 private placement. Please advise.

Response: The Company relied on an exemption pursuant to Regulation D from the registration requirement of the Securities Act in connection with its private placement offering that closed in January 2010. In connection with such exemption, the Company filed a Form D with the SEC on January 27, 2010. The Company relied on Section 4(2) in connection with all other issuances by the Company since inception.

Item 16. Exhibits, page II-2

38.	Please expand the table to identify the dates when the "form of subscription agreement" was used.

Response: The Company has revised the exhibit table to identify the dates the “form of subscription agreement” was used.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.  Thank you in advance for your prompt review and assistance.  If you have any questions, please contact the undersigned.

Very truly yours,

Marcelle S. Balcombe